

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 18, 2012

Via Email
Geoffrey Lee
Chief Executive Officer
Soundstorm Digital, Inc.
Suite 1500-885 West Georgia Street
Vancouver, British Columbia V6C 3E8

> **Re: Soundstorm Digital, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 5, 2013**
> **File No. 333-189112**

Dear Mr. Lee:

Our preliminary review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. We will not perform a detailed examination of the registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

Financial Statements

1.   Update your financial statements in accordance with Rule 8-08(b) of Regulation S-X.

If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request. We suggest that you consider filing a substantive amendment to correct the deficiencies.

If you have any questions regarding this letter, please contact Luna Bloom, Staff Attorney, at (202) 551-3194. If you thereafter require further assistance, you may contact the undersigned at (202) 551-3462.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via Email
        Randall V. Brumbaugh, Esq